

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

 Re: **Digital Development Partners, Inc.**
  Amendment 4 to Current Report on Form 8-K
  Filed July 13, 2020
  File No. 0-52828

Dear Mr. Deneault:

 We have reviewed your filing and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

 Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to the comment, we may have additional comments.

Amendment 4 to Current Report on Form 8-K filed July 13, 2020

General

1. We note that you have provided audited financial statements of BlackBird Potentials, Inc. for the periods ended December 31, 2019 and 2018. You have not updated, however, the related Form 10 information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations." Please file an amended Form 8-K which includes this updated information.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

 You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Claire Erlanger, Staff Accountant, at (202) 551-3301 if you have questions regarding the comment on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other

Fabian G. Deneault
Digital Development Partners, Inc.
July 23, 2020
Page 2

questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan, Esq.